UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number 001-14928

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014.
Santander UK plc announces cash tender offer for up to $600,000,000 in aggregate principal amount of its 5.000 per cent. Fixed Rate Subordinated Notes due 2023
February 24, 2020 — Santander UK plc (the “Offeror”) announces the launch of its offer to purchase for cash (the “Tender Offer”) up to $600,000,000 in aggregate principal amount (the “Maximum Tender Amount”) of its 5.000 per cent. Fixed Rate Subordinated Notes due 2023 (the “Notes”). The Tender Offer is made upon the terms and subject to the conditions set forth in the offer to purchase dated February 24, 2020 (the “Offer to Purchase”). The Offer to Purchase is available, subject to eligibility confirmation and registration, from the Tender Offer Website: http://www.lucid-is.com/santander. Capitalized terms used in this announcement and not otherwise defined have the meanings ascribed to them in the Offer to Purchase.
The Tender Offer will expire at 11:59 p.m., New York City time, on March 20, 2020, unless extended or earlier terminated by the Offeror in its sole discretion (such time and date, as the same may be extended, the “Expiration Time”). Holders who validly tender their Notes may withdraw such Notes at any time prior to 5:00 p.m., New York City time, on March 6, 2020 (such time and date, as the same may be extended, the “Withdrawal Deadline”).
To receive the Total Consideration, which includes an early tender payment of $30.00 per $1,000 principal amount of Notes accepted for purchase pursuant to the Tender Offer (the “Early Tender Payment”), Holders must validly tender and not validly withdraw their Notes so that they are received by the Information and Tender Agent at or prior to 5:00 p.m., New York City time, on March 6, 2020, unless extended (such time, as the same may be extended, the “Early Tender Time”). Holders who validly tender their Notes after the Early Tender Time but whose tenders of Notes are received by the Information and Tender Agent at or prior to the Expiration Time will be eligible to receive only the Tender Offer Consideration, which is an amount equal to the Total Consideration minus the Early Tender Payment.
The following table sets forth certain terms of the Tender Offer:
Title of Notes	Securities Codes	Outstanding Principal Amount(1)	Maximum Tender Amount	Reference U.S. Treasury Security	Bloomberg Reference Page	Fixed Spread (bps)(2)	Early Tender Payment(3)
5.000 per cent. Fixed Rate Subordinated Notes due 2023	Regulation S: ISIN: XS0989359756 / Common Code: 098935975 Rule 144A: ISIN: US80283LAA17 / CUSIP: 80283L AA1	$1,500,000,000	$600,000,000 aggregate principal amount of Notes	1.375% U.S. Treasury Security due February 15, 2023	FIT1	90	$30.00

(1)	Banco Santander, S.A., the ultimate parent of and majority shareholder of the Offeror, holds approximately $41,000,000 in principal amount of the Notes.
(2)	The Total Consideration is calculated with reference to the Fixed Spread set out above and includes the Early Tender Payment.
(3)
Per $1,000 principal amount of Notes validly tendered and received by the Information and Tender Agent at or prior to the Early Tender Time and accepted for purchase. The Total Consideration, when calculated with reference to the Fixed Spread set out above, already includes the Early Tender Payment.

The Total Consideration will be calculated at the Tender Price Determination Time at 10:00 a.m., New York City time, on March 9, 2020 in the manner set out in the Offer to Purchase, with reference to the Fixed Spread and includes the Early Tender Payment. The Tender Offer Consideration will equal the Total Consideration minus the Early Tender Payment.
In addition to the Tender Offer Consideration or the Total Consideration, as applicable, all Holders of Notes accepted for purchase will also receive accrued and unpaid interest on such Notes, rounded to the nearest $0.01 per $1,000 principal amount of Notes (with $0.005 being rounded upwards), from the last interest payment date up to, but not including, the Early Settlement Date or the Final Settlement Date (each as defined below), as applicable.
The Offeror is offering to purchase up to an aggregate principal amount of $600,000,000 of the Notes, subject to the sole discretion of the Offeror to, subject to applicable law, amend the Tender Offer. Notes may be subject to proration if the aggregate principal amount of Notes validly tendered and not validly withdrawn as of the Early Tender Time or the Expiration Time, as applicable, is greater than the Maximum Tender Amount, as further described in the Offer to Purchase. Furthermore, Notes tendered at or prior to the Early Tender Time will be accepted for purchase in priority to Notes tendered after the Early Tender Time, and to the extent Notes are tendered at or prior to the Early Tender Time and accepted for purchase pursuant to the Tender Offer, the portion of the Maximum Tender Amount available for the purchase of Notes tendered after the Early Tender Time could be reduced significantly or eliminated altogether.
The Tender Offer is conditioned on the satisfaction of the Conditions (as defined in the Offer to Purchase). The Tender Offer is not subject to a minimum tender condition.
It is expected that payment for Notes tendered at or prior to the Early Tender Time will be made on March 10, 2020 (the “Early Settlement Date”), and payment for Notes tendered after the Early Tender Time but at or prior to the Expiration Time will be made on March 24, 2020 (the “Final Settlement Date”).
Subject to applicable law and the terms and conditions of the Offer to Purchase, the Offeror may terminate the Tender Offer, waive any or all of the Conditions prior to the Expiration Time, extend the Expiration Time or amend the terms of the Tender Offer.
The Tender Offer, to the extent accepted, will enable the Offeror to optimize its regulatory capital structure in line with the evolving regulatory environment.
None of the Offeror, the Dealer Managers or the Information and Tender Agent (nor any director, officer, employee, agent or affiliate of any such person) makes any recommendation whether Holders should tender or refrain from tendering Notes in the Tender Offer. Holders must make their own decision as to whether to tender Notes and, if so, the principal amount of the Notes to tender.

The Offeror has retained J.P. Morgan Securities LLC and Santander Investment Securities Inc. to act as the Dealer Managers for the Tender Offer and Lucid Issuer Services Limited to act as the Information and Tender Agent for the Tender Offer. Questions regarding procedures for tendering Notes may be directed to Lucid Issuer Services Limited at +44 (0) 20 7704 0880 or by email at santander@lucid-is.com. Additionally, the tender offer material is available at http://www.lucid-is.com/santander. Questions regarding the Tender Offer may be directed to (i) J.P. Morgan Securities LLC at (within the United States) +1 212 834 8553 (U.S. collect) or +1 (866) 834 4666 (U.S. toll free) / (outside the United States) +44 207 134 2468 or by email to liability_management_EMEA@jpmorgan.com (outside the United States); and (ii) Santander Investment Securities Inc. at +1 212 940 1442 (U.S. collect) or +1 855 404 3636 (U.S. toll free).
This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security (including the Notes). No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Tender Offer is only being made pursuant to the Offer to Purchase. Holders are urged to carefully read the Offer to Purchase before making any decision with respect to the Tender Offer.
The distribution of announcement release in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Offeror, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.
This announcement is released by Santander UK plc and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (“MAR”), encompassing information relating to the Tender Offer described above. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Tom Ranger, Treasurer at Santander UK plc.
Offer and Distribution Restrictions
United Kingdom
The communication of this announcement is not being made, and has not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000.

The Offer to Purchase has been issued by Santander UK plc of 2 Triton Square, Regent’s Place, London NW1 3AN, United Kingdom, which is authorised and regulated by the Financial Conduct Authority (the “FCA”) and the Prudential Regulation Authority. The Offer to Purchase is being distributed only to existing holders of the Notes, and is only addressed to such existing Holders in the United Kingdom where they would (if they were clients of the Offeror) be per se professional clients or per se eligible counterparties of the Offeror within the meaning of the FCA rules.  The Offer to Purchase is not addressed to or directed at any persons who would be retail clients within the meaning of the FCA rules and any such persons should not act or rely on it.  Recipients of the Offer to Purchase should note that the Offeror is acting on its own account in relation to the Tender Offer and will not be responsible to any other person for providing the protections which would be afforded to clients of the Offeror or for providing advice in relation to the Tender Offer.

In addition, the communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, this announcement, the Offer to Purchase and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom other than (i) to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)), (ii) to those persons who are within Article 43(2) of the Financial Promotion Order, including existing members and creditors of the Offeror, (iii) to those persons who are outside the United Kingdom, or (iv) to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “Relevant Persons”) and the transactions contemplated herein will be available only to, and engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act on or rely on this announcement, the Offer to Purchase or any of its contents.
France
The Tender Offer is not being made, directly or indirectly, to the public in France. None of this announcement, the Offer to Purchase or any other documents or offering materials relating to the Tender Offer, has been or shall be distributed to the public in France and only qualified investors (investisseurs qualifiés) acting for their own account, other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Tender Offer. This announcement has not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.
Italy
None of this announcement, the Offer to Purchase or any other document or materials relating to the Tender Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Tender Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are resident and/or located in Italy can tender Notes for purchase in the Tender Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB and any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Tender Offer.
General
This announcement does not constitute an offer to buy or the solicitation of an offer to sell Notes, and tenders of Notes in the Tender Offer will not be accepted from Holders, in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer and any of the Dealer Managers or any of their respective affiliates is such a licensed broker or dealer in any such jurisdiction, the Tender Offer shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of the Offeror in such jurisdiction.
Forward-Looking Information
This announcement contains certain forward-looking statements which reflect the Offeror’s intent, beliefs or current expectations about the future and can be recognized by the use of words such as “expects,” “will,” “anticipate,” or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Offeror and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Offeror cannot guarantee that any forward-looking statement will be realized, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Offeror undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

By:	/s/ Rebecca Nind
Name: Rebecca Nind
Title: Authorized Signatory

Date: February 24, 2020